Exhibit 99.5

Aphria Inc.

November 5, 2018

TO: Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

The Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Report of Voting Results:

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Aphria Inc. (the “Company”) held on November 2, 2018 in Toronto, Ontario (the “Meeting”). Each of the matters is described in greater detail in the Company’s management information circular dated September 24, 2018 (the “Circular”).

1.	Election of Directors. According to proxies received and a vote by show of hands, the nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed.

Election of Directors	For	Withheld	Percentage For	Percentage Withheld
Vic Neufeld	35,529,109	2,609,924	93.16%	6.84%
Cole Cacciavillani	37,170,710	968,323	97.46%	2.54%
John Cervini	37,145,762	993,271	97.40%	2.60%
Renah Persofsky	36,301,536	1,837,496	95.18%	4.82%
Shawn Dym	37,358,403	780,630	97.95%	2.05%
John Herhalt	37,448,085	690,948	98.19%	1.81%
Michael Serruya	37,351,779	787,254	97.94%	2.06%
Schlomo Bibas	37,356,762	782,271	97.95%	2.05%
Tom Looney	37,420,066	718,967	98.11%	1.89%

2.	Appointment of Auditors. According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP were appointed as the Company’s auditors for the ensuing fiscal year and the directors were authorized to fix the remuneration to be paid to the auditors.

Appointment of Auditors	For	Withheld	Percentage For	Percentage Withheld
PricewaterhouseCoopers LLP	86,836,563	1,226,288	98.61%	1.39%

3.	Approval of the Omnibus Long-Term Incentive Plan. According to proxies received and vote by show of hands, the Company’s Omnibus Long-Term Incentive Plan was approved.

Approval of an Omnibus Long-Term Incentive Plan	For	Against	Percentage For	Percentage Against
Company’s Omnibus Long-Term Incentive Plan	30,236,822	7,902,211	79.28%	20.72%

There was no other business brought before the shareholders for a vote.

Kind Regards,

(signed) “Vic Neufeld”

Vic Neufeld

Chief Executive Officer and Chair of the Board of Directors